EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 16, 2009, relating to the consolidated financial statements and financial statement schedule of Solutia Inc. and subsidiaries (“Solutia Inc.”), and the effectiveness of Solutia Inc.’s internal control over financial reporting (which report expresses unqualified opinions and includes explanatory paragraphs relating to Solutia Inc.’s reorganization under Chapter 11 of the United States Bankruptcy Code, changes in accounting principle and classification of its integrated nylon business as discontinued operations), appearing in the Annual Report on Form 10-K of Solutia Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

March 2, 2009